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                                 AMENDMENT NO. 1

                                       TO

                                    FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OR SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         URSTADT BIDDLE PROPERTIES INC.
             (Exact name of registrant as specified in its charter)

            MARYLAND                                     04-2458042
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

       321 RAILROAD AVENUE
   GREENWICH, CONNECTICUT 06830                             06830
(Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
SERIES C SENIOR CUMULATIVE PREFERRED STOCK,        NEW YORK STOCK EXCHANGE, INC.
PAR VALUE $.01 PER SHARE


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


Securities Act registration statement file number to which this form relates:


Securities to be registered pursuant to Section 12(g) of the Act:  None.


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


         The following description of certain provisions of our Series C preferred stock is intended as a summary only, and you should read this description together with the complete text of our charter and the articles supplementary of our Series C preferred stock, which are exhibits to this registration statement. The capitalized terms used but not otherwise defined in this registration statement have the respective meanings given to them in the articles supplementary.

GENERAL

         Under our charter, we are authorized to issue up to 20,000,000 shares of preferred stock in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as our Board of Directors may determine by adoption of an amendment to our charter without any further vote or action by our stockholders. We currently have 150,000 shares of Series B preferred stock outstanding and 400,000 shares of Series C preferred stock outstanding.

         On May 29, 2003, we issued 400,000 shares of our Series C preferred stock in a private placement. The holders of our Series C preferred stock have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into or carrying rights or options to purchase any shares of our capital stock.

         We currently have reserved 150,000 shares of Series A Participating preferred stock, $0.01 par value (the "Series A preferred stock"), for issuance pursuant to a rights agreement, dated March 12, 1997, as amended, between our Company and The Bank of New York, as rights agent. Under the rights agreement, one right to purchase 1/100th of a share of Series A preferred stock (structured so as to be substantially the equivalent of one share of our common stock or our Class A common stock, as applicable) is attached to each issued and outstanding share of our common stock and to each issued and outstanding share of our Class A common stock. The rights are not exercisable and are attached to, and may not trade separately from, our common stock or Class A common stock, as applicable, and the Series A preferred stock will not be issued, unless certain change-in-control events occur. In the event that the rights become exercisable, the Series A preferred stock will rank junior to our Series C preferred stock as to dividends and amounts distributed upon liquidation.

MATURITY

         Our Series C preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

RANK

         Our Series C preferred stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding up:

    o senior to our common stock and Class A common stock and to all other equity securities we issue ranking junior to our Series C preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, including the Series A preferred stock, if and when issued;

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    o   on a parity with our Series B preferred stock and with all other equity securities we issue the terms of which specifically provide that such equity securities rank on a parity with our Series C preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

    o   junior to all our existing and future indebtedness.

         Without the affirmative vote or consent of at least two-thirds of the outstanding Series C preferred stock, we may not issue any equity securities which rank senior to our Series C preferred stock with respect to dividend rights or rights upon our liquidation, dissolution, or winding up. The term "equity securities" does not include convertible debt securities, which rank senior to our Series C preferred stock prior to conversion.

DIVIDENDS

         Holders of shares of our Series C preferred stock are entitled to receive, when and as declared by our Board of Directors, out of our funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 8.5% per annum of the Liquidation Preference. If we violate the fixed charge coverage ratio covenant or the capitalization ratio covenant, and fail to cure the violation on or before the second succeeding dividend payment date, the initial dividend yield will be increased to 2.0% over the initial dividend yield (the "first default dividend yield") as of that second succeeding dividend payment date. If we remain in violation of either the fixed charge ratio covenant or the capitalization ratio covenant on four consecutive dividend payment dates subsequent to the initial violation of either covenant, the initial dividend yield will increase to the greater of (a) the discount rate (as defined below) plus 7.0% or (b) 15% (the "second default dividend yield") as of that fourth consecutive dividend payment date. See "- Covenants." The first default dividend yield and the second default dividend yield will revert back to the initial dividend yield if we remain in compliance with the fixed charge coverage ratio covenant and the capitalization ratio covenant on two consecutive dividend payment dates after the first default dividend yield or second default dividend yield takes effect.

         These dividends are cumulative from May 29, 2003, the date of original issue, and are payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, or, if not a business day, the next succeeding business day, for the quarterly periods ended January 31, April 30, July 31 and October 31, as applicable. A dividend payable on our Series C preferred stock for any partial dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our stockholder records at the close of business on the applicable record date determined each quarter by our Board of Directors, as provided by the Maryland General Corporation Law.

         We will not declare dividends on our Series C preferred stock or pay or set aside for payment dividends on our Series C preferred stock at any time if the terms and provisions of any agreement of our Company, including any agreement relating to our indebtedness, prohibits the declaration, payment or setting aside for payment or provides that the declaration, payment or setting apart for payment would constitute a breach or a default under the agreement, or if the declaration or payment is restricted or prohibited by law.

         Notwithstanding the foregoing, dividends on our Series C preferred stock accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. Accrued but unpaid dividends on our Series C preferred stock do not bear interest and holders of our Series C preferred stock are not entitled to any distributions in excess of full cumulative distributions described above.

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         Except as described in the next sentence, we will not declare or pay or set apart for payment dividends on any of our capital stock ranking, as to dividends, on a parity with or junior to our Series C preferred stock (other than a dividend in shares of our common stock or Class A common stock or in shares of any other class of stock ranking junior to our Series C preferred stock as to dividends and upon liquidation) for any period unless full cumulative dividends on our Series C preferred stock for all past dividend periods and the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon our Series C preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with our Series C preferred stock, we will declare all dividends upon our Series C preferred stock and any other series of preferred stock ranking on a parity as to dividends with our Series C preferred stock proportionately so that the amount of dividends declared per share of Series C preferred stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on our Series C preferred stock and such other series of preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

         Except as described in the immediately preceding paragraph, unless full cumulative dividends on our Series C preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, we will not declare or pay or set aside for payment dividends (other than on shares of our common stock or Class A common stock or other shares of capital stock ranking junior to our Series C preferred stock as to dividends and upon liquidation) or declare or make any other distribution on our common stock or Class A common stock, or any other capital stock ranking junior to or on a parity with our Series C preferred stock as to dividends or upon liquidation, nor will we redeem, purchase or otherwise acquire for any consideration, or pay or make available any monies for a sinking fund for the redemption of, any of our shares of common stock or Class A common stock or any other shares of our capital stock ranking junior to or on a parity with our Series C preferred stock as to dividends or upon liquidation (except by conversion into or exchange for our other capital stock ranking junior to our Series C preferred stock as to dividends and upon liquidation or redemption for the purpose of preserving our qualification as a REIT).

         Holders of shares of our Series C preferred stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on our Series C preferred stock as described above. Any dividend payment made on shares of our Series C preferred stock is first credited against the earliest accrued but unpaid dividend due with respect to those shares which remains payable. So long as no dividends are in arrears, we are entitled at any time and from time to time to repurchase shares of Series C preferred stock in open-market transactions duly authorized by our Board of Directors and effected in compliance with applicable laws.

LIQUIDATION PREFERENCE

         Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series C preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $100 per share (the "Liquidation Preference"), plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets may be made to holders of our common stock or Class A common stock or any other class or series of our capital stock ranking junior to our Series C preferred stock as to liquidation rights. However, the holders of the shares of Series C preferred stock are not entitled to receive the liquidating distribution described above until the liquidation preference of any other series or class of our capital stock hereafter issued ranking senior as to liquidation rights to our

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Series C preferred stock has been paid in full. The holders of Series C preferred stock and all series or classes of our capital stock ranking on a parity as to liquidation rights with our Series C preferred stock are entitled to share proportionately, in accordance with the respective preferential amounts payable on such capital stock, in any distribution (after payment of the liquidation preference of any of our capital stock ranking senior to our Series C preferred stock as to liquidation rights) which is not sufficient to pay in full the aggregate of the amounts of the liquidating distributions to which they would otherwise be respectively entitled. Holders of Series C preferred stock are entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C preferred stock have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of our property or business, is not deemed to constitute our liquidation, dissolution or winding up.

         Our charter provides that, in determining whether a distribution to holders of Series C preferred stock (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of our stock or otherwise is permitted under the Maryland General Corporation Law, no effect will be given to amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of our stock whose preferential rights upon dissolution are superior to those receiving the distribution.

RATING

         Our Series C preferred stock has been rated BB by Fitch Ratings. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

REDEMPTION

         Except in certain circumstances relating to the preservation of our qualification as a REIT under the Internal Revenue Code, and to a change in control, our Series C preferred stock is not redeemable before May 29, 2013 (the "tenth anniversary date"). See "- Change of Control." However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, we have the right to purchase from a holder of shares of Series C preferred stock at any time any shares of Series C preferred stock in excess of 7.5% of the value of our outstanding capital stock. See "- Restrictions on Ownership and Transfer." On and after the tenth anniversary date, we may, at our option, upon not less than 30 nor more than 60 days' written notice, redeem shares of our Series C preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $100 per share, plus all accrued and unpaid dividends to the date fixed for redemption (except with respect to shares of Series C preferred stock which have been converted into shares of excess stock pursuant to our charter), without interest. Holders of Series C preferred stock to be redeemed will be required to surrender our Series C preferred stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the preferred stock. If we have given notice of redemption of any shares of Series C preferred stock and if we have set aside the funds necessary for the redemption in trust for the benefit of the holders of any shares of Series C preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series C preferred stock, the shares of Series C preferred stock will no longer be deemed outstanding and all rights of the holders of the shares will terminate, except the right to receive the redemption price. If less then all of the outstanding shares of Series C preferred stock is to be redeemed, our Series C preferred stock to be redeemed will be selected proportionately (as nearly as may be practicable without creating fractional shares) or by any other equitable method we determine.

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         Unless we have declared and paid, we are contemporaneously declaring and paying, or we have declared and set aside a sum sufficient for the payment of the full cumulative dividends on all shares of Series C preferred stock for all past dividend periods and the then current dividend period, we may not redeem any Series C preferred stock unless we simultaneously redeem all outstanding shares of Series C preferred stock and we will not purchase or otherwise acquire directly or indirectly any shares of Series C preferred stock (except by exchange for shares of our capital stock ranking junior to our Series C preferred stock as to dividends and upon liquidation). Notwithstanding the foregoing, we may purchase excess stock in order to ensure that we continue to meet the requirements for qualification as a REIT or any purchase or exchange offer made on the same terms to holders of all outstanding shares of Series C preferred stock. So long as no dividends are in arrears, we are entitled at any time and from time to time to repurchase shares of Series C preferred stock in open-market transactions duly authorized by our Board of Directors and effected in compliance with applicable laws.

         We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of our Series C preferred stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any shares of Series C preferred stock except as to a holder to whom notice was defective or not given. Each notice will state:

    o   the redemption date;

    o   the redemption price;

    o   the number of shares of Series C preferred stock to be redeemed;

    o the place or places where our Series C preferred stock is to be surrendered for payment of the redemption price; and

    o that dividends on the shares to be redeemed will cease to accrue on such redemption date.

         If we redeem less than all of our Series C preferred stock held by any holder, the notice mailed to such holder will also specify the number of shares of Series C preferred stock held by such holder to be redeemed.

         Immediately prior to any redemption of Series C preferred stock, we will pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after the applicable dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series C preferred stock at the close of business on the applicable dividend record date is entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before the dividend payment date.

CHANGE OF CONTROL

         In the event of a change of control of the Company, each holder of shares of Series C preferred stock has the right, at the holder's option, to require us to repurchase all or any part of the holder's Series C preferred stock for cash at a repurchase price of $100 per share, plus all accrued and unpaid dividends, if any, up to the date fixed for repurchase (except with respect to shares of Series C

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preferred stock which have been converted into shares of excess stock pursuant to our charter), without interest pursuant to the procedures described below (the "change of control put option"), subject to the Maryland General Corporation Law.

         In connection with any change of control, we will be required to mail to each holder of shares of Series C preferred stock, not later than the date of the occurrence of the change of control, a notice of such occurrence, which will specify the purchase price and the purchase date, which will be no fewer than 30 business days and no more than 40 business days from the date the notice is mailed (the "put option payment date"), and describe the procedure that must be followed by the holder to tender the holder's shares of Series C preferred stock. We will be required to deliver a copy of this notice to each record and known beneficial holder of shares of Series C preferred stock as of the date that is 15 days prior to the date the notice is mailed. To exercise the change of control put option, a holder of shares of Series C preferred stock must deliver, on or before the third business day preceding the put option payment date, written notice to us (or to a paying agent designated by us for such purpose) of the holder's exercise of the change of control put option, indicating the number of shares of Series C preferred stock to be repurchased by us. Holders of shares of Series C preferred stock will be entitled to withdraw, in whole or in part, any tender of shares of Series C preferred stock pursuant to an exercise of the change of control put option by delivering to us (or to a paying agent designated by us for such purpose), on or before the second business day preceding the put option payment date, a telegram, telex, facsimile transmission or letter stating the name of the holder, the number of shares of Series C preferred stock initially to be delivered for purchase, and a statement that the holder is withdrawing its exercise of the change of control put option as to all or part of the tendered shares of Series C preferred stock.

         In the event of a change of control of the Company, we will have the right, at our option, to redeem all or any part of the shares of each holder of Series C preferred stock at (a) before the tenth anniversary date, the make-whole price (as defined below) as of the date fixed for redemption (except with respect to shares of Series C preferred stock converted into shares of excess stock pursuant to our charter) and (b) on or after the tenth anniversary date, the redemption price of $100 per share, plus all accrued and unpaid dividends, if any, up to the date fixed for redemption (except with respect to shares of Series C preferred stock converted into shares of excess stock pursuant to our charter), in each case pursuant to the procedures applicable to other redemptions of shares of Series C preferred stock. See "- Redemption."

         We will comply, to the extent applicable, with Sections 13 and 14 of the Exchange Act and the provisions of Regulation 14E promulgated thereunder and any other securities laws and regulations applicable to a repurchase of our Series C preferred stock pursuant to a change of control.

VOTING RIGHTS

         Holders of our Series C preferred stock do not have any voting rights, except as described below.

         Whenever dividends on any shares of Series C preferred stock are in arrears for three or more consecutive or non-consecutive quarterly periods within any five-year period a preferred dividend default will exist, the number of directors then constituting our Board of Directors will be increased by two (if not already increased by reason of a similar arrearage with respect to any parity preferred as defined below), and the holders of the shares of Series C preferred stock (subject to certain restrictions in the case of any regulated person (as defined below)) will be entitled to vote separately as a class with all other series of preferred stock ranking on a parity with our Series C preferred stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable, including, in that instance, our Series B preferred stock ("parity preferred"), in order to fill the newly created

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vacancies, for the election of a total of two additional directors of the
Company (the "preferred stock directors") at a special meeting called by us at the request of holders of record of at least 20% of our Series C preferred stock or the holders of record of at least 20% of any series of parity preferred so in arrears (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on the shares of Series C preferred stock and parity preferred for the past dividend periods and the dividend for the then current dividend period are fully paid or declared and a sum sufficient for payment has been set aside to pay them. In the event our directors are divided into classes, each vacancy will be apportioned among the classes of directors to prevent stacking in any one class and to insure that the number of directors in each of the classes of directors are as nearly equal as possible.

         Each preferred stock director, as a qualification for election (and regardless of how elected), will submit to our Board of Directors a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accumulated on the shares of Series C preferred stock and parity preferred for the past dividend periods and the dividend for the then current dividend period are fully paid or declared and a sum sufficient for payment has been set aside to pay them at which time the terms of office of all persons elected as preferred stock directors by the holders of our Series C preferred stock and any parity preferred will, upon the effectiveness of their respective letters of resignation, terminate, and the number of directors then constituting the Board of Directors will be reduced accordingly. A quorum for any meeting will exist if at least a majority of the outstanding shares of Series C preferred stock and shares of parity preferred are represented in person or by proxy at the meetings.

         The preferred stock directors will be elected upon the affirmative vote of a plurality of the shares of Series C preferred stock and the parity preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on our Series C preferred stock are paid in full or declared and set aside for payment in full, the holders of Series C preferred stock will be divested of the foregoing voting rights (subject to revesting in the event of each and every preferred dividend default).

         Any preferred stock director may be removed at any time with or without cause by, and will not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series C preferred stock when they have the voting rights described above (voting separately as a class with all series of parity preferred). So long as a preferred dividend default continues, any vacancy in the office of a preferred stock director may be filled by written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series C preferred stock when they have the voting rights described above (voting separately as a class with all series of parity preferred). The preferred stock directors will each be entitled to one vote per director on any matter properly coming before our Board of Directors.

         Notwithstanding the preceding paragraph, any and all shares of Series C preferred stock owned by a regulated person which exceed 4.9% of the total issued and outstanding shares of Series C preferred stock will not be entitled to vote for the election of preferred stock directors (and will not be counted for purposes of determining the percentage of holders of Series C preferred stock necessary to call the special meeting described above or whether a quorum is present at the special meeting or for any other similar purpose described above) so long as those shares are owned by a regulated person.

         So long as any shares of Series C preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of our Series C preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting

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(voting separately as a class):

    o   voluntarily terminate our status as a REIT;

    o enter into or undertake any senior obligations (as defined below) at any time during which we are in violation of the fixed charge coverage ratio covenant or the capitalization ratio covenant; or

    o amend, alter or repeal the provisions of our charter or the articles supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of our Series C preferred stock or the holders our Series C preferred stock.

        However, without the affirmative vote or consent of each holder of shares of our Series C preferred stock outstanding at the time, no amendment, alteration or repeal of the provisions of our charter or of the articles supplementary may be made that will (w) reduce the number of shares of our Series C preferred stock required to consent to certain amendments, alterations or repeals of our charter or the articles supplementary, (x) reduce the initial dividend yield or the Liquidation Preference or change the method of calculation of the first default dividend yield, the second default dividend yield, or the make-whole price, (y) change the payment date for payment of dividends with respect to our Series C preferred stock or change the period with respect to which such dividends are paid, or (z) alter or modify the rights of any holder of Series C preferred stock arising under certain provisions of the articles supplementary described in "- Change of Control." With respect to the occurrence of any Event described above, so long as our Series C preferred stock (or any equivalent class or series of stock issued by the surviving corporation in any merger or consolidation to which we became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event will not be deemed to materially and adversely affect any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of holders of our Series C preferred stock. Any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of the authorized shares of such series, in each case ranking on a parity with or junior to our Series C preferred stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or the issuance of additional shares of Series C preferred stock or up to 100 additional shares of Series B preferred stock will not be deemed to materially and adversely affect any preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

         So long as any shares of Series C preferred stock remain outstanding and any holder of our Series C preferred stock as of the date of its issuance continues to hold, beneficially or of record, at least 75% of the number of shares of Series C preferred stock which the holder owns, beneficially or of record, as of the date of its issuance, we will not without the affirmative vote or consent of the holders of at least 85% of the shares of our Series C preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend or waive certain provisions of the articles supplementary described in "- Covenants."

         The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required is effected, all outstanding shares of Series C

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preferred stock are redeemed or called for redemption upon proper notice and we deposit sufficient funds in trust to effect the redemption.

         Except as expressly stated in the articles supplementary, our Series C preferred stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders of our Series C preferred stock will not be required for the taking of any corporate action, including any merger or consolidation involving us, our liquidation or dissolution or a sale of all or substantially all of our assets, irrespective of the effect that the merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of our Series C preferred stock.

CONVERSION

         Our Series C preferred stock is not convertible into or exchangeable for any of our other securities or property.

COVENANTS

         The articles supplementary provide that so long as any share of Series C preferred stock remains outstanding:

    o We will not permit the fixed charge coverage ratio to be less than 1.30 or the capitalization ratio to exceed 0.55 measured, in each case, at the end of each fiscal quarter.

    o We will not enter into any senior obligation which results in a violation of the fixed charge coverage ratio covenant or the capitalization ratio covenant, compliance with these covenants being determined (a) in the case of the fixed charge coverage ratio covenant, after giving effect on a pro forma basis to any senior obligation as if the senior obligation had been issued on the first day of the calculation period (as defined below), and (b) in the case of the capitalization ratio covenant, as of the end of our fiscal quarter immediately preceding our fiscal quarter in which the senior obligation is issued and undertaken, after giving effect on a pro forma basis to any senior obligation as if the senior obligation had been issued on the first day of such immediately preceding quarter.

CERTAIN DEFINITIONS

         Below is a summary of certain of the defined terms used in the articles supplementary. You should refer to the articles supplementary for the full definition of all these terms, as well as any other terms used but not defined in this prospectus.

         "Calculation period" means, as of any date of determination, the period comprised of our two most recently completed fiscal quarters immediately preceding our fiscal quarter in which that date of determination occurs.

         "Capitalization ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) the aggregate amount of our debt and (B) the aggregate amount of our preferred stock by (ii) the sum of (A) the aggregate amount of our debt, (B) the aggregate amount of our preferred stock,
(C) the aggregate amount of capital (including additional paid in capital) which in accordance with generally accepted accounting principles would be reflected on our balance sheet in connection with our common equity securities as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs and (D) our accumulated depreciation as set forth on our balance sheet as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs.

         "Change of control" means either (a) the occurrence of any merger or other acquisition as a consequence of which a majority of the outstanding shares of our common equity securities are owned or acquired by the merging or acquiring person, entity or group or (b) the occurrence of any event or transaction as a consequence of which the persons, entities or organizations described in (A), (B) and (C), below, cease, in the aggregate, to own, beneficially or of record, or cease to control the voting or disposition or the power to direct the voting or disposition of, at least 75% of the number of shares of our common equity securities which the persons, entities or organizations in (A), (B) or (C), below, in the aggregate, own, beneficially or of record, or control the voting or disposition or have the power to direct the voting or disposition of, as of the May 29, 2003 (excluding any stock options or other stock rights which any such person, entity or organization may now own or subsequently acquire for purposes of this definition): (A) Charles J. Urstadt;
(B) Charles J. Urstadt's spouse, any of his children or any of their spouses, or any of his grandchildren or any of their spouses; or (C) any trust, corporation, partnership, limited liability company or other entity or organization controlled by Charles J. Urstadt or any of his relatives described in (B) above or in which Charles J. Urstadt or any of his relatives described in (B) above has any economic, beneficial or other interest.

         "Debt" of our Company or any subsidiary means any indebtedness of our Company or any subsidiary, whether or not contingent, in respect of (a) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (b) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by our Company or any subsidiary,
(c) reimbursement obligations, contingent or otherwise, in connection with letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable or (d) any lease of property by our Company or any subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (a) through (c) above to the extent that any of those items (other than reimbursement obligations in connection with letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by our Company or any subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than our Company or any subsidiary) (it being understood that debt will be deemed to be incurred by our Company or any subsidiary whenever our Company or the subsidiary creates, assumes, guarantees or otherwise becomes liable in respect of the debt).

         "Discount rate" means, as of any date of determination, the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (New York City time) on the second business day preceding that date of determination on the display designated as "Page 678" on the Telerate Access Service (or any other display as may replace Page 678 on Telerate Access Service) for actively traded U.S. Treasury securities having a 30-year maturity as of that date of determination, or (b) if the yields are not reported at that time or the yields reported at that time are not ascertainable, the Treasury Constant Maturity Series Yields reported for the latest day for which the yields have been so reported as of the second business day preceding the date of determination in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a 30-year constant maturity as of that date of determination.

         "Fixed charge coverage ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) interest expense for the calculation period and preferred dividends for the calculation period and (B) funds from operations for the calculation period by (ii) the sum of (A) interest expense for the calculation period and (B) preferred dividends for the calculation period; provided, however, that (x) if we have issued any debt or preferred stock since the beginning of the calculation period that remains outstanding or (y) if the transactions giving rise to the need to calculate the fixed charge coverage ratio is an issuance of debt or preferred stock, or both (x) and (y), interest expense and preferred dividends for the calculation period shall be calculated after giving effect on a pro forma basis to the debt or preferred stock as if the debt or preferred stock had been issued on the first day of the calculation period and the discharge of any other debt or preferred stock refinanced, refunded, exchanged or otherwise discharged with the proceeds of the new debt or preferred stock as if any such discharge had occurred on the first day of the calculation period.

         "Funds from operations" ("FFO") means, with respect to any fiscal quarter, the measure of FFO as recently defined and clarified by the National Association of Real Estate Investment Trusts from time to time. FFO is currently defined as net income, computed in accordance with generally accepted accounting principles, for that quarter, excluding gains (or losses) from sales of properties, plus depreciation and amortization and after adjustments for unconsolidated joint ventures.

         "Interest expense" means, for any period, our total interest expense, including (a) interest expense attributable to capital leases, (b) amortization of debt discount and debt issuance cost, (c) capitalized interest, (d) non-cash interest payments, and (e) interest actually paid by us under any guarantee of debt or other obligation of any other person.

         "Make-whole price" means, for any share of Series C preferred stock, as of any date of determination, the sum of (a) the present value as of that date of determination of all remaining scheduled dividend payments of that share of Series C preferred stock until the tenth anniversary date, discounted by the discount rate, (b) the Liquidation Preference and (c) all accrued and unpaid dividends thereon to such date of determination.

         "Preferred Dividends" means, for any period, dividends accrued during such period in respect of all preferred stock held by persons other than us.

         "Regulated Person" means any bank holding company, subsidiary of a bank holding company or other person or entity that is subject to the Bank Holding Company Act of 1956, as amended from time to time.

         "Senior Obligation" means any (a) debt other than accounts payable incurred in the ordinary course of our business and (b) any of our equity securities which rank senior to our Series C preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution, or winding up.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

         To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our stockholders and concentration of ownership of our shares. Our charter contains provisions that restrict the ownership and transfer of our shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the "ownership limit."

         The ownership limit provides that, in general, no person may own more than 7.5% of the aggregate value of all outstanding stock of the Company. It also provides that:

    o   a transfer that violates the limitation is void;

    o   a transferee gets no rights to the shares that violate the limitation;

    o shares transferred to a stockholder in excess of the ownership limit are automatically converted, by operation of law, into shares of "excess stock"; and

    o the excess stock will be held by us as trustee of a trust for the exclusive benefit of future transferees to whom the shares of capital stock will ultimately be transferred without violating the ownership limit.

         Pursuant to authority under our charter, our Board of Directors has determined that the ownership limit does not apply to Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, and his affiliates and associates who currently own in the aggregate 35.4% and 1.7% of our outstanding common stock and Class A common stock, respectively. Such holdings represent approximately 31.4% of our outstanding voting interests. The ownership limitation may discourage a takeover or other transaction in which holders of Series C preferred stock might have the right to require us to repurchase all or any part of their shares or otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests.

         Ownership of our stock is subject to attribution rules under the Internal Revenue Code, which may result in a person being deemed to own stock held by other persons. The Board of Directors may waive the ownership limit if it determines that the waiver will not jeopardize our status as a REIT. As a condition of such a waiver, the Board of Directors may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT status. We required no such waiver with respect to Mr. Urstadt's ownership rights, which are established as part of our charter.

         Any person who acquires stock in violation of the ownership limit must notify us immediately and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT. The ownership limit will not apply if our Board of Directors determines that it is no longer in our best interests to qualify as a REIT. Otherwise, the ownership limit may be changed only by an amendment to our charter by a vote of two-thirds of the voting power of our common equity securities.

         Our charter provides that any purported transfer which results in a direct or indirect ownership of shares of capital stock in excess of the ownership limit or that would result in the disqualification of the Company as a REIT will be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our Board of Directors may, in its sole discretion, waive the ownership limit if evidence satisfactory to our Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our REIT status and our Board of Directors otherwise decides that such action is in our best interests.

         Shares of Series C preferred stock owned, or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically be converted into shares of "excess stock" that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of capital stock may be ultimately transferred without violating the ownership limit. While the excess stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and except upon liquidation it will not be entitled to participate in dividends or other distributions. Any distribution paid to a proposed transferee of excess stock prior to the discovery by us that Series C preferred stock has been transferred in violation of the provision of our charter is required to be repaid to us upon demand. The excess stock is not treasury stock, but rather constitutes a separate class of our issued and outstanding stock. The original transferee-stockholder may, at any time the excess stock is held by us in trust, transfer the interest in the trust representing the excess stock to any person whose ownership of shares of capital stock exchanged for such excess stock would be permitted under the ownership limit, at a price not in excess of (a) the price paid by the original transferee-stockholder for shares of Series C preferred stock that were exchanged into excess stock, or (b) if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for our Series C preferred stock for the ten days immediately preceding such sale, gift or other transaction if such Series C preferred stock is then listed on a national securities exchange, and if such Series C preferred stock is not then listed on a national securities exchange, its redemption price, as applicable. Immediately upon the transfer to the permitted transferee, the excess stock will automatically be converted back into shares of Series C preferred stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any shares of excess stock may be deemed, at our option, to have acted as an agent on behalf of us in acquiring the excess stock and to hold the excess stock on behalf of us.

         In addition, we will have the right, for a period of 90 days during the time any shares of excess stock are held by us in trust, to purchase all or any portion of the excess stock from the original transferee-stockholder at the lesser of (a) the price initially paid for such shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for our Series C preferred stock for the ten days immediately preceding such sale, gift or other transaction, and
(b) the average closing price for our Series C preferred stock for the ten trading days immediately preceding the date we elect to purchase such shares, or in each case if our Series C preferred stock is not then listed on a national securities exchange, its redemption price, as applicable. The 90-day period begins on the date notice is received of the violative transfer if the original transferee-stockholder gives notice to us of the transfer, or, if no such notice is given, the date our Board of Directors determines that a violative transfer has been made.

         All stock certificates bear a legend referring to the restrictions described above.

REGISTRATION RIGHTS

         Pursuant to the registration rights agreement we agreed to use reasonable efforts to (a) file and cause to become effective with the SEC as soon as reasonably practicable after May 29, 2003, this registration statement; and (b) keep effective the registration statement until the earlier of two years following the effective date of the registration statement and the time when all of our Series C preferred stock has been sold under the registration statement or otherwise ceased to be a Restricted Security (as defined in the registration rights agreement). We agreed to provide to each holder of Series C preferred stock prior written notice of the filing of the registration statement so that each holder may participate in the resales of our Series C preferred stock beneficially owned by the holder pursuant to the registration statement and each holder is entitled to obtain from our transfer agent certificates issued in the name of the holder or its nominee in fully registered form representing our Series C preferred stock beneficially owned by the holder. We also agreed to provide each holder of Series C preferred stock copies of the prospectus which is a part of the registration statement, notify each holder of Series C preferred stock when the registration statement for our Series C preferred stock has become effective and take certain other actions as are required to permit unrestricted resales of our Series C preferred stock. A holder of Series C preferred stock who sells such Series C preferred stock under the registration statement generally is required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, is subject to certain of the civil liability provisions under the Securities Act in connection with the sales and is bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification and contribution rights and obligations).

         The preceding summary of certain provisions of the registration rights agreement is not intended to be complete and you should read this summary together with the complete text of the registration rights agreement.

LISTING

         Our Series C preferred stock has been approved for listing on the NYSE under the symbol "UBPPrC." After our shares begin trading on the NYSE, trading on The PORTAL(SM) Market will cease.

TRANSFER AND DIVIDEND PAYING AGENT

         The Bank of New York is the transfer and dividend paying agent in respect of our Series C preferred stock.



ITEM 2. EXHIBITS.


         The securities described herein are to be registered on the NYSE on which rour common stock and Class A common stock are registered. The following exhibits ^defining the rights of our stockholders are filed herewith or incorporated by reference, as indicated below:


    1. Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit C of Amendment No. 1 to the Registrant's Statement on Form S-4 (SEC File No. 333-19113)).

    2. Articles Supplementary of the Company (incorporated by reference to Annex A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated August 3, 1998 (SEC File No. 001-12803)).

    3. Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

    4. Articles Supplementary of the Company (incorporated by reference to Exhibit A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated March 12, 1997 (SEC File No. 001-12803)).


    5.   Articles Supplementary of the Company.


    6. By-laws of the Company (incorporated by reference to Exhibit D of Amendment No. 1 to the Registrant's Registration Statement on Form S-4 (SEC File No. 333-19113)).

    7. Amended and Restated Rights Agreement between the Company and The Bank of New York, as Rights Agent, dated as of July 31, 1998 (incorporated by reference to

         Exhibit 10-1 of the Registrant's Current Report on Form 8-K dated November 5, 1998 (SEC File No. 001-12803)).

    8. Subscription Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

    9. Registration Rights Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

    10. Waiver and Amendment of Registration Rights Agreement dated as of April 16, 1999, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999 (SEC File No. 001-12803)).

    11. Waiver and Amendment of Registration Rights Agreement dated as of September 14, 2001 by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2001 (SEC File No. 001-12803)).

    12. Amendment to Registration Rights Agreement dated as of December 31, 2001 by and among the Company and the Remaining Initial Purchasers (incorporated by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002 (SEC File No. 001-12803)).


    13. Registration Rights Agreement dated as of May 29, 2003 by and between the Company and Ferris, Baker Watts, Incorporated.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  September 17, 2003



                                        URSTADT BIDDLE PROPERTIES INC.




                                        By: /s/ James R. Moore
                                           -----------------------
                                           James R. Moore
                                           Executive Vice President

                                  EXHIBIT INDEX



EXHIBIT NO.                                                                PAGE
================================================================================

1. Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit C of Amendment No. 1 to the Registrant's Statement on Form S-4 (SEC File No. 333-19113)).

2. Articles Supplementary of the Company (incorporated by reference to Annex A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated August 3, 1998 (SEC File No. 001-12803)).

3. Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

4. Articles Supplementary of the Company (incorporated by reference to Exhibit A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated March 12, 1997 (SEC File No. 001-12803)).

5.       Articles Supplementary of the Company.*

6. By-laws of the Company (incorporated by reference to Exhibit D of Amendment No. 1 to the Registrant's Registration Statement on Form S-4 (SEC File No. 333-19113)).

7. Amended and Restated Rights Agreement between the Company and The Bank of New York, as Rights Agent, dated as of July 31, 1998 (incorporated by reference to Exhibit 10-1 of the Registrant's Current Report on Form 8-K dated November 5, 1998 (SEC File No. 001-12803)).

8. Subscription Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

9. Registration Rights Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated January 8, 1998 (SEC File No. 001-12803)).

10. Waiver and Amendment of Registration Rights Agreement dated as of April 16, 1999, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999 (SEC File No. 001-12803)).

11. Waiver and Amendment of Registration Rights Agreement dated as of September 14, 2001 by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2001 (SEC File No. 001-12803)).

12. Amendment to Registration Rights Agreement dated as of December 31, 2001 by and among the Company and the Remaining Initial Purchasers (incorporated by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002 (SEC File No. 001-12803)).

13. Registration Rights Agreement dated as of May 29, 2003 by and between the Company and Ferris, Baker Watts, Incorporated.*

*Filed herewith.